Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                               15 June 2006


                              WPP GROUP PLC ("WPP")

     GroupM acquires US-based M80, a leading online viral marketing company

WPP announces that its wholly-owned operating company GroupM, the media investment management network, has acquired 51% of the issued share capital of M80, a leading online word-of-mouth marketing company.

Los Angeles-based M80 was established in 1998 to manage the transmission of word-of-mouth communications online through community activation and viral marketing. M80 employs 18 people and had revenues for the year ended 31 December 2005 of US$1.8 million, with net assets as at the same date of US$0.5m. Clients include Microsoft, SegaAmerica, Universal Music Group, Twentieth Century Fox and the NBA.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP 44-20 7408 2204
www.wpp.com